[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 12, 2015

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CCH I, LLC
Amendment No. 3 to Form S-4
Filed February 6, 2015
File No. 333-200809

Dear Mr. Spirgel:

In response to the Staff’s oral request on February 12, 2015, we enclose the form of the validity opinion of Wachtell, Lipton, Rosen & Katz, which we expect to file as Exhibit 5.1 to the above referenced Registration Statement on behalf of our client, CCH I, LLC.

If the Staff has any questions or requires further information, please do not hesitate to contact the undersigned at (212) 403-1347.

Sincerely,

/s/ Steven A. Cohen, Esq.
Steven A. Cohen, Esq. Wachtell, Lipton, Rosen & Katz

cc:

Richard R. Dykhouse,

Executive Vice President, General Counsel and Corporate Secretary

CCH I, LLC

[Letterhead of Wachtell, Lipton, Rosen & Katz]

February     , 2015

CCH I, LLC

400 Atlantic Street

Stamford, CT 06901

RE:	Registration Statement on Form S-4 (333-200809)

Ladies and Gentlemen:

We have acted as special counsel to CCH I, LLC, a Delaware limited liability company (the “Company”) and wholly owned subsidiary of Charter Communications, Inc. (“Charter”), in connection with the preparation and filing of the Registration Statement on Form S-4 of the Company (as amended, the “Registration Statement”) relating to the issuance of shares of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), after its conversion to a corporation (i) in connection with the merger of CCH I Charter Merger Sub, LLC (“Charter Merger Sub”) (a wholly owned subsidiary of the Company) with and into Charter, and (ii) in connection with the merger of CCH I Spinco Sub, LLC (“GreatLand Connections Merger Sub”) (a wholly owned subsidiary of the Company) with and into Midwest Cable, Inc. (“GreatLand Connections”), pursuant to the Agreement and Plan of Merger to be entered into by and among Charter, the Company, GreatLand Connections, Charter Merger Sub, GreatLand Connections Merger Sub and Comcast Corporation (“Comcast”), and the Transactions Agreement, dated April 25, 2015 (the “Transactions Agreement”), by and between Comcast and Charter.

For the purposes of giving this opinion, we have examined the Registration Statement, the Transactions Agreement and the amended and restated certificate of incorporation and bylaws of the Company. We have also examined the originals, or duplicates or certified or conformed copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinion set forth below. As to questions of fact material to this opinion, we have relied, with your approval, upon oral and written representations of the Company and certificates or comparable documents of public officials and of officers and representatives of the Company.

In making such examination and rendering the opinion set forth below, we have assumed without verification the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authenticity of the originals of such documents submitted to us as certified copies, the conformity to originals of all documents submitted to us as copies, the authenticity of the originals of such documents, that all documents submitted to us as certified copies are true and correct copies of such originals and the legal capacity of all individuals executing any of the foregoing documents.

Based upon and subject to the foregoing examination and in reliance thereon, and subject to the qualifications, assumptions and limitations stated herein and in reliance on statements of fact contained in the documents that we have examined or reviewed, we are of the opinion that the Common Stock is or will be, upon issuance, legally authorized and, when the Registration Statement has been declared effective by order of the Securities and Exchange Commission and Common Stock has been issued and paid for in the manner contemplated by and upon the terms and conditions set forth in the Registration Statement and the Transactions Agreement, the Common Stock will be validly issued, fully paid and nonassessable.

We are members of the Bar of the State of New York, and we have not considered, and we express no opinion herein as to, any law other than the General Corporation Law of the State of Delaware as in effect on the date hereof.

We hereby consent to be named in the Registration Statement and in the related proxy statement/prospectus contained therein as the attorneys who passed upon the legality of the Common Stock and to the filing of a copy of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder. This opinion speaks as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,